Exhibit 99.5

2007 ANNUAL GENERAL MEETING

The 10th Annual General Meeting of Imperial Tobacco Group PLC was held at Bristol Marriott Hotel City Centre, 2 Lower Castle Street, Old Market, Bristol, BS1 3AD on Tuesday 30 January 2007 at 2.30 pm.

All resolutions were decided on a poll and all resolutions proposed at the Meeting were passed.

The number of votes for and against each of the resolutions put before the Meeting and the number of votes withheld were as follows:

Resolution		Votes For	Percentage For	Votes Against	Votes Total	Votes Withheld

1	Report and Accounts	467,002,090	99.90%	490,191	467,492,281	9,184,164

2	Remuneration Report	467,434,499	99.03%	4,593,092	472,027,591	4,648,854

3	Dividend	476,627,441	100.00%	9,675	476,637,116	39,329

4	Re-elect A G L Alexander	470,251,361	98.68%	6,312,988	476,564,349	112,096

5	Elect K M Burnett	475,161,544	99.70%	1,439,573	476,601,117	75,328

6	Re-elect D Cresswell	471,613,810	99.62%	1,811,526	473,425,336	3,251,109

7	Elect C F Knott	471,694,057	98.97%	4,908,699	476,602,756	73,689

8	Re-elect I J G Napier	471,320,904	98.89%	5,289,406	476,610,310	66,135

9	Re-elect F A Rogerson	471,610,519	99.62%	1,813,530	473,424,049	3,252,396

10	Reappoint Auditors	470,574,265	99.59%	1,916,738	472,491,003	4,185,442

11	Remuneration of Auditors	473,808,978	99.89%	536,417	474,345,395	2,331,050

	Donations to EU political organisations

12	Imperial Tobacco Group PLC	434,261,617	98.39%	7,128,035	441,389,652	35,286,793

13	Imperial Tobacco Limited	433,752,509	98.27%	7,614,870	441,367,379	35,309,066

14	Imperial Tobacco International Limited	433,754,659	98.28%	7,607,168	441,361,827	35,314,618

15	Van Nelle Tabak Nederland B.V.	433,747,121	98.28%	7,599,532	441,346,653	35,329,792

16	Imperial Tobacco Polska S.A.	433,750,494	98.28%	7,598,261	441,348,755	35,327,690

17	Reemtsma Cigarettenfabriken GmbH	433,752,113	98.28%	7,596,109	441,348,222	35,328,223

18	Ets. L. Lacroix Fils NV/SA	433,747,004	98.28%	7,600,438	441,347,442	35,329,003

19	Authority to allot securities	472,064,674	99.06%	4,467,629	476,532,303	144,142

20	Disapplication of pre-emption rights	472,715,157	99.20%	3,809,240	476,524,397	152,048

21	Purchase of own shares	475,910,395	99.86%	666,794	476,577,189	99,256

Notes

1.  The ‘For’ vote includes those giving the Chairman discretion and the percentage is rounded to two decimal places.

2.  ‘Votes withheld’ are not counted when deciding whether or not a resolution is carried.

3.  Resolutions 20 and 21 are Special Resolutions.

4.  The total number of Ordinary Shares in issue excluding shares held as Treasury Shares as at 6.00pm on 28 January 2007 was 677,483,921.

T M Williams

Deputy Company Secretary

Telephone 0117 963 6636

Copies of our announcements are available on our website: www.imperial-tobacco.com